Filed by Chemical Financial Corporation

Commission File Number: 000-08185

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lake Michigan Financial Corporation

Investor Presentation January 2015 Presented by: David B. Ramaker – Chairman , Chief Executive Officer and President, Chemical Financial Corporation Lori A. Gwizdala – Executive Vice President and Chief Financial Officer, Chemical Financial Corporation Garth D. Deur – Chief Executive Officer and President, Lake Michigan Financial Corporation Font = Cambria / Calibri Color Scheme = 35/92/41RGB Footnotes with periods

Forward - Looking Statements (Page 1 of 2) This presentation and the accompanying audio presentation contains forward - looking statements regarding Chemical Financial Corporation’s (“Chemical” or “CHFC”) outlook or expectations with respect to the planned strategic partnership with Lake Michigan Financial Corporation (“Lake Michigan” or “LMFC”), including the expected costs to be incurred and cost savings to be realized in connection with the transaction, the expected impact of the transaction on Chemical's future financial performance (including anticipated accretion to earnings per share, tangible book value earn - back period and internal rate of return), the assumed purchase accounting adjustments and intangibles and other key transaction assumptions, and consequences of Lake Michigan’s integration into Chemical . Words such as "anticipated," "estimated," "expected," "projected," "assumed," "approximately," "continued," "should," "will" and variations of such words and similar expressions are intended to identify such forward - looking statements . Pro forma financial information is not a projection or prediction of future results and is presented for informational purposes only . Forward - looking statements are not guarantees of future financial performance and are subject to risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence . Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward - looking statements . Chemical undertakes no obligation to update, amend or clarify forward - looking statements, whether as a result of new information, future events or otherwise . Risk factors relating both to the transaction and the integration of Lake Michigan into Chemical after closing include, without limitation : • Completion of the transaction is dependent on, among other things, receipt of regulatory and Lake Michigan shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all . • The impact of the completion of the transaction on Chemical's financial statements will be affected by the timing of the transaction . • The transaction may be more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events . • The integration of Lake Michigan's business and operations into Chemical, which will include conversion of Lake Michigan’s operating systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Lake Michigan’s or Chemical's existing businesses . • Chemical’s ability to achieve anticipated results from the transaction is dependent on the state of the economic and financial markets going forward . Specifically, Chemical may incur more credit losses from Lake Michigan’s loan portfolio than expected and deposit attrition may be greater than expected . In addition, risk factors include, but are not limited to, the risk factors described in Item 1 A of Chemical's Annual Report on Form 10 - K for the year ended December 31 , 2013 . These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward - looking statement . 2

Forward - Looking Statements (Page 2 of 2) Non - GAAP Financial Measures This presentation and the accompanying audio presentation may contain certain non - GAAP financial disclosures that are not in accordance with U . S . generally accepted accounting principles (GAAP) . Chemical uses certain non - GAAP financial measures to provide meaningful, supplemental information regarding its operational results and to enhance investors’ overall understanding of Chemical’s financial performance . The limitations associated with non - GAAP financial measures include the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently . These disclosures should not be considered an alternative to Chemical’s GAAP results . Additional Information about the Transaction Chemical will file a registration statement on Form S - 4 with the Securities and Exchange Commission (SEC) to register the securities that the Lake Michigan shareholders will receive if the merger is consummated . The registration statement will contain a prospectus, a proxy statement for the meeting at which the Lake Michigan shareholders will consider approval of the merger and other relevant documents concerning the merger . Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents when they become available because they will contain important information about Chemical, Lake Michigan, and the merger . Investors will be able to obtain the documents free of charge at the SEC's website, www . sec . gov, by contacting Chemical Financial Corporation, 235 East Main Street, P . O . Box 569 , Midland, MI 48640 - 0569 , Attention : Ms . Lori A . Gwizdala, Investor Relations, telephone 800 - 867 - 9757 or by contacting Lake Michigan Financial Corporation, 150 Central Avenue, Holland, Michigan 49423 , Attention : Mr . James Luyk, Investor Relations, telephone 616 - 546 - 4078 . INVESTORS SHOULD READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION . Lake Michigan and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from Lake Michigan shareholders in favor of the transaction . Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Lake Michigan shareholders in connection with the proposed transaction will be set forth in the prospectus and proxy statement when it is filed with the SEC . Free copies of this document may be obtained as described above . 3

Consistent with Chemical's Strategic Objectives Creates Greater Scale in Important , High - Growth Markets Enhances C&I Loan Growth Engine ▪ Merging with LMFC allows CHFC to continue to forge a preeminent Michigan - based banking franchise and “The Community Bank for Michigan” ▪ Pairs institutions with similar core banking philosophies, existing relationships, and cultural trait s ▪ Creates a bank with approximately $8.9 billion in assets (1) with the addition of $1.2 billion in assets, $1.0 billion in deposits, and $0.9 billion in loans ▪ In - market transaction increases market share in key markets of Grand Rapids, Holland, Traverse City, and Petoskey where CHFC has experienced strong growth ▪ Similar to CHFC, LMFC has a strong organic growth history and outlook ▪ LMFC has a strong commercial lending focus with 31% of total loans in the C&I category and 75% in the commercial category ▪ LMFC offers an entrepreneurial executive team that is well - respected within the banking industry throughout Michigan ▪ Retention of key members of the LMFC management team, including the current Chief Executive Officer and the current Chairman of the Board ▪ Expected to result in projected 10 % accretion to EPS in the first full year, strong IRR and improved CHFC EPS growth rate ▪ Estimated TBV earn - back of approximately 5 - years using the dynamic TBV earn - back method Aligns with Corporate Mission & Culture Adds Highly - Respected , Entrepreneurial Talent Expected to Be Accretive to EPS, Strong IRR 4 (1) Data reflects the combined actual amount of assets as of 9/30/2014 for CHFC, Northwestern Bancorp, Inc. (NWBM), Monarch Community Bancorp, Inc. (MCBF), and LMFC and does not reflect any purchase accounting impacts or any post - merger consolidation impacts.

Increased Market Share in Key Michigan Focus Regions 5 Increased Market Share in Key Focus Regions Throughout Michigan Pro Forma Geographic Footprint (3) - Continued market expansion in Northwest Michigan CHFC Branches (178) MCBF Branches (5) LMFC Branches (5) - Growth in strong West Michigan economic markets (1) Source: SNL Financial; data as of 9/30/2014. Excluding LMFC brokered deposits of $302 million, the average branch size would be $139 million. (2) Source : SNL Financial; deposit data per FDIC as of 6/30/2014 (on a pro forma basis with CHFC, NWBM, MCBF, and LMFC). (3) Source : SNL Financial for pro forma branch map ▪ The Grand Rapids/Holland market and Northwest Michigan market (Traverse City/Petoskey) are important regions due to their robust economic characteristics and loan growth opportunities ▪ CHFC will gain market share in these two key MSAs • Grand Rapids : Market share increases by approx. 60% to 9.6% ($1.7bn in deposits, #5 ranked) from 6.0% ($1.1bn in deposits) • Traverse City : M arket share increases to 19.7% (#2 ranked deposit market share ) ▪ LMFC’s average branch size of $200mm in deposits is reflective of its unique product delivery network to commercial banking clients throughout West Michigan (1) ▪ Merger creates the largest Michigan - headquartered financial institution and the 7 th largest in the State of Michigan overall based on deposits (2) ▪ Continues our acquisition focus on in - market fill - ins and positions CHFC as the bank of choice

LMFC: A High Performing Partner

Franchise Highlights

- **Earnings Trajectory** – Consistent profitability profile with a 90 bps ROA currently (15 years of profitability with increased earnings since 2007)
- **Loan Growth** - 12.5% year-over-year and 6.4% quarter-over-quarter (annualized)
  - Robust commercial lending focus
- **Net Interest Margin (NIM)** – Margin of 3.29% is supported by attractive loan yields (4.60%) and low cost of deposits (0.67%)
- **Market Deposits** - $644 million in the Grand Rapids MSA
  - $97 million in the Traverse City MSA
- **Customer Relationships** – Strong lending relationships with business owners and high net-worth clients throughout West Michigan
- **Asset Quality** – Exceptional credit quality now and through most recent cycle. Consistent philosophies with CHFC. LMFC currently has NPAs / Total Assets of 0.32%
- **Reserves** – Strong level of reserves given its low level of non-performing loans (Reserves / Total Loans of 1.7%)
- **Capital Levels** – Well-capitalized at 9.7% Leverage Ratio

LMFC Financial Overview [1]

(Dollars in Thousands)	At or for the year ended,			At or for the quarter ended,		
	12/31/2011	12/31/2012	12/31/2013	3/31/2014	6/30/2014	9/30/2014
Balance Sheet						
Total Assets ($000)	1,023,477	1,003,465	1,098,991	1,128,640	1,150,661	1,224,791
Total Loans ($000)	773,980	783,437	858,071	874,588	908,820	923,467
Deposits ($000)	821,301	840,071	876,576	908,354	928,188	998,699
Total Equity ($000)	71,626	75,529	78,488	81,148	82,873	85,220
Balance Sheet Ratios						
Total Loans / Deposits (%)	95.19	94.06	98.10	96.61	98.23	92.84
TCE / TA (%)	7.00	7.53	7.14	7.19	7.20	6.96
Leverage Ratio (%)	9.18	9.95	9.88	9.95	10.02	9.71
Tier 1 Ratio (%)	11.91	12.17	11.98	12.13	11.85	11.93
Total Capital Ratio (%)	13.79	13.79	13.35	13.43	13.10	13.19
Profitability Metrics						
Net Income ($000)	7,030	8,451	9,055	1,935	2,353	2,661
ROAA (%)	0.70	0.84	0.86	0.70	0.84	0.90
ROAE (%)	10.20	11.59	11.48	9.41	10.88	12.47
Net Interest Margin (%)	3.54	3.50	3.46	3.34	3.36	3.29
Efficiency Ratio (%)	68.32	66.44	63.32	67.56	65.51	66.26
Asset Quality						
NPAs / Total Assets (%) [2]	1.57	1.13	0.57	0.78	0.59	0.32
Reserves / Total Loans (%)	1.60	1.80	1.74	1.71	1.68	1.71
NCOs / Avg. Loans (%)	0.46	0.29	0.17	0.08	(0.01)	(0.12)

(1) Source: SNL Financial; consolidated financial data as of 9/30/2014.
(2) NPAs / Assets excludes troubled debt restructurings (TDRs).

6

Transaction Highlights

Transaction Consideration	▪ LMFC shareholders will receive 1.326 shares of CHFC common stock and $16.64 per share in cash (subject to adjustment in certain limited circumstances) ▪ 70% stock / 30% cash consideration (LMFC option holders will receive CHFC options in the transaction) ▪ Aggregate deal value of approximately $184.1 million * ▪ Purchase price per share of approximately $55.72 *
Transaction Multiples	▪ Price / LMFC Est. 2015 EPS = 16.2x ▪ Price / LMFC Est. 2015 EPS <u>**plus**</u> Estimated Cost Savings = 11.0x ** ▪ Price / Tangible Book Value = 2.16x
Financial Impacts	▪ EPS accretion is projected to be approx. 10% annually (with cost savings fully phased-in) ▪ Tangible book value per share dilution at closing is estimated to be approx. 8% ▪ Estimated TBV earn-back of approximately 5-years using the dynamic TBV earn-back method ▪ Internal rate of return to CHFC estimated to be approx. 18.3-21.3% (12.0-14.0x P/E terminal multiple)
Transaction Assumptions	▪ In-market transaction with estimated net cost savings of approx. 40% (point estimate of $10.8 million) ▪ Cost savings phased-in 75% for the remainder of 2015 (19% for full-year) and 100% in 2016 ▪ Transaction-related expenses estimated at approx. $15.0 million pre-tax and $10.0 million after-tax ▪ Loan credit mark estimated to be 2.10% ▪ Insignificant loan interest rate mark (approx. 0.15%) ▪ PP&E mark estimated at approx. $3.0 million ▪ Core deposit intangible of 1.5% ($7.8 million) assumed on non-time deposits with 10-year amortization ▪ Goodwill at closing estimated to be approx. $95.6 million

* Based upon CHFC 30-day VWAP of $29.47 as of January 2, 2015.
** Assumes 2015 earnings as if full-year run-rate impact and excludes non-recurring transaction costs.

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Pro Forma Capital Ratios Pro Forma Capital Ratios 8 (1) CHFC peer group consists of FNB, ONB, MBFI, UBSI, FMBI, NPBC, PRK, FFBC, FCF, WSBC, PNFP, SRCE, STBA, FRME, GSBC, CTBI, a nd BUSE (ordered by asset size). Capital Ratio Peer Median (1) CHFC 9/30/2014 (Actual) Projected Pro Forma w/ NWBM at 12/31/2014 Projected Pro Forma w/ MCBF Projected Pro Forma of CHFC w/ LMFC Projected Pro Forma at 12/31/2016 Tang. Common Equity / Tang. Assets (%) 8.9% 10.5% 8.4% 8.5% 7.7% 8.1% Tier 1 Leverage Ratio (%) 9.9% 11.1% 9.0% 8.9% 7.9% 8.3% Tier 1 Capital Ratio (%) 12.7% 13.8% 11.6% 11.5% 10.0% 10.6% Total Risk-Based Capital Ratio (%) 14.3% 15.0% 12.8% 12.7% 11.3% 11.9%

Consensus 2016 EPS Estimate ($) 2.47$ Projected Pro Forma 2016 EPS Estimate ($) 2.71$ Estimated 2016 EPS Accretion ($) 0.24$ Estimated 2016 EPS Accretion (%) 9.7% TBV per Share Dilution Estimated at Closing ($) (1.54)$ TBV per Share Dilution Estimated at Closing (%) -8.1% Projected TBV Dynamic Earn-back Period 5-years Internal Rate of Return Estimate Range (%) 18.3-21.3% Terminal Multiple Range: P/E Based (x) 12.0-14.0x Consensus Stand Alone CHFC EPS Growth Rate (%) 7.4% Projected Stand Alone LMFC EPS Growth Rate (%) 10.7% LMFC Total Loans ($000) 923,467$ C&I Loan Composition (%) 30.7% Commercial Loan Composition (%) 75.3% LMFC Total Deposits ($000) 998,699$ LMFC Avg. Deposits per Retail Branch ($000) (1) 199,740$ Loan Composition Impact Deposit Impact EPS Impact TBV Impact EPS Growth Rate Impact IRR Projected Pro Forma Impacts 9 Key Transaction Impacts (1) Source: SNL Financial; data as of 9/30/2014. Excluding LMFC brokered deposits of $302 million, the average branch size would be $139 million.

Integration & Management ▪ Transaction expected to close in the second half of 2015 ▪ One member from the LMFC Board of Directors will join the CHFC Board of Directors after the closing of the transaction ▪ Retention of key members of the LMFC management team, including the current Chief Executive Officer and the current Chairman of the Board ▪ The Bank of Holland and The Bank of Northern Michigan will both be consolidated with Chemical Bank, headquartered in Midland, Michigan. These offices will operate as Chemical Bank branches ▪ Required approval from LMFC shareholders and customary regulatory approvals ▪ Expected consolidation of 2 branches ▪ Comprehensive due diligence completed ▪ Enterprise risk and compliance components assessed ▪ Detailed credit review performed on loan portfolio ▪ Based on our competitive analysis , we are slightly above regulatory guidelines in the Holland market but we believe that there are sufficient mitigating factors for the overage Due Diligence Integration & Management 10

Provides Increased Presence in Attractive Michigan Markets

Market Overview

- Each LMFC market location presents strong economic and demographic characteristics
- Grand Rapids MSA and Traverse City MSA are projected to be Michigan's #1 and #3, respectively, fastest growing MSA populations over the next 5 years [1]
- Unemployment rates in LMFC markets are significantly lower than the State of Michigan
- Grand Rapids is among the state's most robust economic regions and a region in which CHFC has experienced strong growth

Key Market Information [2]

	LMFC MSAs		LMFC Counties				
Key Items	Grand Rapids	Traverse City	Emmet	Grand Traverse	Kent	Ottawa	MI (State)
LMFC Stand Alone							
Deposits ($000)	643,689	96,925	196,555	96,925	146,767	496,922	937,169
Branches	3	1	1	1	1	2	5
Projected CHFC & LMFC Pro Forma							
Deposits ($000)	1,709,891	513,504	235,045	407,753	714,491	747,515	7,095,905
Branches	34	14	3	9	12	11	192
Avg. Deposits / Branch ($000)	50,291	36,679	78,348	45,306	59,541	67,956	36,958
Deposit Market Share (%)	9.6	19.7	29.7	21.0	5.5	19.6	4.0
Deposit Market Share Rank	5	2	1	2	6	2	7
Demographic Information							
Population (Actual)	1,017,542	146,362	33,054	90,384	622,818	272,910	9,882,647
Pop. Change ('14-'19) (%)	2.8	1.8	1.1	3.5	3.2	3.3	(0.0)
Med. Household Income ($)	50,978	47,207	50,747	47,794	51,301	53,222	46,476
Med. Household Income Change ('14-'19) (%)	4.7	1.5	6.2	1.5	6.8	(0.0)	2.2
Unemployment Rate (%)	4.7	5.4	6.3	5.1	4.5	4.5	6.7

(1) Source: SNL Financial; demographic data is provided by ESRI through SNL. Ranking represents population change from 2014 to 2019 relative to all Michigan MSAs.
(2) Source: SNL Financial; demographic data is provided by ESRI through SNL.

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Right Partner ▪ Transaction premium and value of the CHFC stock ▪ Improves our ability to service our customers and build value for our shareholders ▪ CHFC customer reputation and strength as a competitor is admired in our markets ▪ LMFC has existing relationships with CHFC ▪ Breadth of retail presence and products……. our 5 offices become 51 across our markets ▪ Wealth management…… CHFC has a wealth management platform designed for our customers ▪ Broader commercial solutions….. allows us to continue to build our corporate relationships ▪ Higher lending limits to drive efficiencies in upper - middle market loan origination ▪ Ability for LMFC to play a significant and complementary role within Chemical ▪ Retention of key LMFC professionals Improves the Product Offering to LMFC Customers Why Partner with CHFC? Talent 12 ®

Depth of Transaction History Successful Acquisition Experience – 11 M&A Transactions Since 2000 • 2 Branches of Old Kent Financial Corporation (3/00): $24.9mm of deposits (2 branches) • $80.5mm Equity Offering (6/14): $76.2mm of net proceeds • Northwestern Bancorp (10/14): $881.3mm in assets ($ 121.0mm deal value) • Monarch Community Bancorp (Ann. 11/14): $176.9mm in assets ($26.0mm deal value) 13 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 • Shoreline Financial Corporation (1/01): $1.1bn in assets ($173.4mm deal value) • 4 Branches of Fifth Third Bancorp (7/01): $144.0mm of deposits (4 branches) • Bank West Financial Corporation (9/01): $300.0mm in assets ($ 29.2mm deal value) • Caledonia Financial Corporation (12/03): $ 211.0mm in assets ($ 56.8mm deal value) • 2 Branches of First Financial Bancorporation (8/06): $47.0mm of deposits (2 branches ) • O.A.K . Financial Corporation (4/10): $ 820.4mm in assets ($83.7mm deal value) • Lake Michigan (Ann. 1/15): $1.2bn in assets ($ 184.1mm deal value) • $ 57.6mm Equity Offering (9/13): $ 53.9mm of net proceeds • 21 Branches of Independent Bank Corp. (12/12): $403.1mm of deposits (21 branches)

Summary ▪ Shared core banking philosophies and cultures enhance Chemical's vision and mission to be the "Community Bank for Michigan" and the bank of choice within Michigan ▪ Significantly increases Chemical's scale and growth opportunities throughout some of Michigan's most attractive economic and demographic regions ▪ Builds Chemical's C&I loan origination engine and adds strong, long - term relationships with business owners and high net worth individuals in key markets ▪ Adds highly - respected , entrepreneurial banking talent to the Chemical team ▪ Creates a bank with approximately $8.9bn in assets (1) ; would make Chemical the #1 largest Michigan - headquartered banking institution in the state based on deposits ▪ Merger with LMFC provides for attractive financial metrics: • Approx. 10% expected EPS accretion annually • Expected tangible book value dynamic earn - back period of approx. 5 - years • Estimated 20% internal rate of return ▪ Conservative transaction assumptions utilized in projections ▪ Compelling opportunities for synergies identified (but not modeled) including incremental loan growth, increased wealth management assets under management, etc. Strategic Rationale Financially Attractive 14 (1) Data reflects the combined actual amount of assets as of 9/30/2014 for CHFC, NWBM, MCBF, and LMFC and does not reflect any purchase accounting impacts or any post - merger consolidation impacts.

Merger with Lake Michigan Q&A Presented by: David B. Ramaker Chairman, Chief Executive Officer and President, Chemical Financial Corporation Lori A. Gwizdala Executive Vice President and Chief Financial Officer, Chemical Financial Corporation Garth D. Deur Chief Executive Officer and President, Lake Michigan Financial Corporation 15

Appendix ® 16

Pro Forma Loan Composition

- LMFC has a favorable loan composition with C&I loans constituting 31% of the portfolio (75% total commercial)
- Pro forma combined loan balance is approx. $6.6 billion, as the LMFC franchise adds approx. $923 million of loans

Pro Forma Loan Composition

CHFC & NWBM w/ MCBF Loan Composition


Cons., HE & Other 22%
C&I 15%
C&D 5%
CRE 27%
Multifam. 2%
1-4 Family 29%

CHFC Loans	Amount ($000)	% of Total (%)
Commercial & Industrial	$ 871,705	15.3%
Construction & Development	267,373	4.7%
Commercial RE (Incl. Farm)	1,519,945	26.8%
Multifamily Loans	113,954	2.0%
1-4 Family Loans	1,640,180	28.9%
Consumer, Home Equity & Other	1,269,163	22.3%
Total Loans	**$ 5,682,320**	**100.0%**

LMFC Loan Composition


Cons., HE & Other 6%
C&I 31%
C&D 8%
CRE 37%
Multifam. 6%
1-4 Family 12%

LMFC Loans	Amount ($000)	% of Total (%)
Commercial & Industrial	$ 284,213	30.8%
Construction & Development	72,297	7.8%
Commercial RE (Incl. Farm)	340,784	36.9%
Multifamily Loans	55,275	6.0%
1-4 Family Loans	111,633	12.1%
Consumer, Home Equity & Other	59,265	6.4%
Total Loans	**$ 923,467**	**100.0%**

Pro Forma


Cons., HE & Other 20%
C&I 17%
C&D 5%
CRE 28%
Multifam. 3%
1-4 Family 27%

Pro Forma Loans	Amount ($000)	% of Total (%)
Commercial & Industrial	$ 1,155,918	17.5%
Construction & Development	339,670	5.1%
Commercial RE (Incl. Farm)	1,860,729	28.2%
Multifamily Loans	169,229	2.6%
1-4 Family Loans	1,751,813	26.5%
Consumer, Home Equity & Other	1,328,428	20.1%
Total Loans	**$ 6,605,787**	**100.0%**

Source: SNL Financial; information per regulatory data for most recently reported quarter.
Note: Data reflects the combined actuals amounts for CHFC, NWBM, MCBF, and LMFC and does not reflect any purchase accounting impacts or any post-merger consolidation impacts.

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Pro Forma Deposit Composition Pro Forma Deposit Composition ▪ Pro forma combined deposits of approx. $7.4 billion, as LMFC adds $1.0 billion to the Chemical franchise ▪ LMFC has a deposit funding mix of 41% transaction accounts and 87% non - jumbo time deposits 18 Source: SNL Financial and internal Company reports; information for most recently reported quarter . Note: Data reflects the combined actuals amounts for CHFC, NWBM, MCBF, and LMFC and does not reflect any purchase accounting imp acts or any post - merger consolidation impacts. CHFC & NWBM w/ MCBF Deposit Composition LMFC Deposit Composition Pro Forma Amount % of Total Amount % of Total Amount % of Total CHFC Deposits ($000) (%) LMFC Deposits ($000) (%) Pro Forma Deposits ($000) (%) Non-Interest Bearing 1,417,151$ 22.3% Non-Interest Bearing 139,837$ 14.0% Non-Interest Bearing 1,556,988$ 21.2% Interest Bearing 3,530,424 55.5% Interest Bearing 420,993 42.2% Interest Bearing 3,951,417 53.7% Time Deposits 1,408,346 22.2% Time Deposits 437,869 43.8% Time Deposits 1,846,215 25.1% Total Deposits 6,355,921$ 100.0% Total Deposits 998,699$ 100.0% Total Deposits 7,354,620$ 100.0% Non - Interest Bearing 22% Interest Bearing 56% Time 22% Non - Interest Bearing 14% Interest Bearing 42% Time 44% Non - Interest Bearing 21% Interest Bearing 54% Time 25%

Chemical: Combined Metrics

	CHFC		NWBM		MCBF		LMFC		Combined	Pro Forma
	CHFC 9/30/14 Actual	*% of Total*	NWBM 9/30/14 Actual	*% of Total*	MCBF 9/30/14 Actual	*% of Total*	LMFC 9/30/14 Actual	*% of Total*	Combined 9/30/14 Unadjusted [(1)]	Estimated CHFC Pro Forma [(2)]
Key Balance Sheet Metrics										**As of 9/30/15**
Total Assets ($000)	$ 6,596,985	*74.4%*	$ 867,528	*9.8%*	$ 176,882	*2.0%*	$ 1,224,791	*13.8%*	$ 8,866,186	$ 8,928,772
Total Loans ($000)	$ 5,040,920	*76.3%*	$ 506,713	*7.7%*	$ 134,687	*2.0%*	$ 923,467	*14.0%*	$ 6,605,787	$ 6,624,200
Total Deposits ($000)	$ 5,431,927	*73.9%*	$ 779,607	*10.6%*	$ 144,387	*2.0%*	$ 998,699	*13.6%*	$ 7,354,620	$ 7,312,525
Total Loans / Deposits (%)	92.8%		65.9%		93.3%		92.8%		89.8%	90.6%
Tang. Common Equity ($000)	$ 677,457	*79.4%*	$ 70,158	*8.2%*	$ 19,988	*2.3%*	$ 85,220	*10.0%*	$ 852,823	$ 663,098
Tier 1 Capital ($000)	$ 696,963	*76.6%*	$ 80,088	*8.8%*	$ 18,512	*2.0%*	$ 114,364	*12.6%*	$ 909,927	$ 671,509
TCE / TA (%)	10.5%		8.1%		11.3%		7.0%			7.7%
Leverage Ratio (%)	11.1%		9.3%		11.3%		9.7%			7.9%
NPAs / Total Assets (%) [(3)]	1.23%		4.17%		1.30%		0.32%			1.39%
Reserves / Total Loans (%)	1.53%		3.37%		1.77%		1.71%			1.37%
Key Operating Metrics										**For 2016 FY**
ROAA (LTM) (%)	0.98%		0.49%		-0.17%		0.82%			1.10%
ROAE (LTM) (%)	8.5%		5.3%		-1.7%		11.0%			8.7%
Efficiency Ratio (LTM) (%)	62.0%		85.4%		99.2%		66.0%			59.8%
Net Interest Margin (LTM) (%)	3.58%		3.18%		4.04%		3.34%			3.68%
Yield on Loans (LTM) (%)	4.30%		4.73%		5.44%		4.62%			4.40%
Cost of Deposits (LTM) (%)	0.29%		0.17%		0.38%		0.70%			0.33%
Avg. Deposits / Branch ($000)	$ 35,045		$ 29,985		$ 24,065		$ 199,740			$ 38,086

(1) Data reflects the combined actuals amounts for CHFC, NWBM, MCBF, and LMFC and does not reflect any purchase accounting impacts or any post-merger consolidation impacts.
(2) Estimated pro forma financials, which are inclusive of the NWBM, MCBF, and LMFC acquisitions.
(3) NPAs / Assets excludes troubled debt restructurings (TDRs).

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